UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-34238

THE9 LIMITED

17 Floor, No. 130 Wu Song Road

Hong Kou District, Shanghai 201203

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F  ☐

Recent Developments of The9 Limited

As of June 30, 2023, the total number of issued and outstanding shares of The9 Limited (the “Company”) was 956,501,767, being the sum of 942,894,433 Class A ordinary shares and 13,607,334 Class B ordinary shares.

In September 2023, pursuant to the Tenth Amended and Restated 2004 Stock Option Plan, the Company granted and issued an aggregate number of 214,650,000 Class A ordinary shares of the Company pursuant to the restricted shares and restricted share units granted to the directors, officers and employees of the Company. The 205,200,000 Class A ordinary shares issued pursuant to the restricted share grants to the executive officers and employees of the Company are subject to a three-year vesting schedule and lock-up restrictions, provided that the second-year and the third-year tranches of the restricted share grants shall be released from the lock-up restrictions only upon the satisfaction of certain pre-agreed performance targets. The remaining 9,450,000 Class A ordinary shares were issued pursuant to the restricted share units granted to the independent directors of the Company as part of their compensation for their services as independent directors of the Company for the next three years.

In November 2023, the Company closed a private placement securities purchase transaction with Bripheno Pte. Ltd., a Singapore limited liability company, pursuant to which the Company sold and issued (i) 150,000,000 Class A ordinary shares (equivalent to 500,000 American depositary shares of the Company (“ADSs”), each representing 300 Class A ordinary shares) at a price of US$12 per ADS; (ii) two-year 3% per annum convertible promissory note in the original principal amount of US$6 million with the initial conversion price of US$15 per ADS; and (iii) warrants to purchase an aggregate of 120,000,000 Class A ordinary shares (equivalent to 400,000 ADSs) at an exercise price of US$60 per ADS. The warrants will expire two years from the date of issuance. These securities are subject to a 6-month lock up period.

From July 2023 to the date hereof, the Company issued 102,838,860 Class A ordinary shares in aggregate to Streeterville Capital, LLC for repayment of convertible notes.

As of the date hereof, the total number of issued and outstanding shares of the Company is 1,423,990,627, being the sum of 1,410,383,293 Class A ordinary shares and 13,607,334 Class B ordinary shares.

The9 Limited

17 Floor,

No. 130, Wu Song Road,

Hong Kou District,

Shanghai 200080, PRC

About The9 Limited

The9 Limited (The9) is an Internet company listed on Nasdaq in 2004. The9 aims to become a global diversified high-tech Internet company, and is engaged in blockchain business including the operation of cryptocurrency mining.

Investor Relations Contact

Ms. Connie Sun
Investor Relations Specialist
The9 Limited
Tel: +86 (21) 6108-6080
Email: IR@corp.the9.com

Website: www.the9.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By	:	/s/ George Lai
Name:	:	George Lai
Title:	:	Director and Chief Financial Officer

Date: January 17, 2024